OMV

News Release

September 15, 2004
10.30am (UK time) — 11.30am (CET)

www.omv.com

OMV: further growth in the United Kingdom

- **Six new exploration licences awarded**
- **OMV (U.K.) becomes operator for the first time**

OMV, the leading oil and gas group in Central Europe, is expanding its activities in the North Sea. OMV (U.K.) Limited, a wholly owned subsidiary of OMV Aktiengesellschaft, has been awarded six exploration licences by the Department of Trade and Industry. For the first time since the entry in the UK in 1987 OMV will become operator for two licences. The licence awards are for Block 30/30 in the Central Graben and Block 204/13 in the West of Shetland region.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "We are delighted to be awarded these licenses as they have very high potential acreage. The new blocks support our strategy of growth in the West of Shetland and our desire to continue to expand our portfolio in the North Sea. The fact that OMV (U.K.) Limited has become an operator for the first time in the UK reflects the good reputation of our capabilities in the international oil and gas business."

Block 30/30 (OMV share 100%) lies in the southern region of the Central Graben, adjacent to existing production. The program allows for the re-evaluation of a 2D and 3D seismic data within the first year. After the data has been thoroughly assessed there is an option to drill or drop the acreage within the four year period of the licence.

Block 204/13 (OMV share 80%), in the West of Shetland, increases OMV UK's existing significant presence in the region. It is adjacent to the Company's interest in the Suilven discovery and nearby Schiehallion field. The work programme involves obtaining 2D seismic data, with the option to drill one exploration well or to drop the acreage within the licence period of four years.

Four additional non-operated licences have also been awarded in the West of Shetland region where OMV cooperates as partner of international consortia.

Notes to editors:

OMV operated blocks

30/30	OMV (U.K.) Limited (100%)
204/13	OMV (U.K.) Limited (80%) Faroe Petroleum Plc (20%)

OMV interest blocks

204/4, 5	OMV (U.K.) Limited (15%) Amerada Hess (32.5%), operator ChevronTexaco (32.5%) DONG (20%)
205/1	OMV (U.K.) Limited (20%) ChevronTexaco (40%), operator Statoil (30%) DONG (10%)
213/22, 23, 28	OMV (U.K.) Limited (20%) ChevronTexaco (40%), operator Statoil (30%) DONG (10%)
217/10, 14, 15	OMV (U.K.) Limited (20%) ChevronTexaco (60%), operator Faroe Petroleum (20%)

OMV (U.K.) Limited is a wholly owned subsidiary of OMV Aktiengesellschaft, established in 1987 and headquartered in London. OMV (U.K.) Limited has currently 9 producing fields and more than 40 exploration licences in the North Sea. The current production is about 15,000 barrel of oil equivalent per day (boe/d).

OMV Aktiengesellschaft

With Group sales of EUR 7.64 billion and 6,137 employees in 2003, and a current market capitalization of EUR 5 billion, is Austria´s largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in 12 CE countries in Refining and Marketing (R&M). OMV has set a goal of doubling its 2001 market position from 9% in 2001 to 20% by 2008. In Exploration and Production (E&P) OMV is active in 16 countries on five continents and plans to double its oil and gas production to 160,000 boe/d by 2008. In the Gas segment, OMV has storage facilities as well as a 2000 km pipeline system and transports 41 bcm annually to countries like Germany or Italy. The OMV Group also operates integrated chemical and petrochemical plants and holds a 25% stake in Borealis A/S, one of the world´s leading polyolefins producers. Other important holdings are: 50% of EconGas GmbH, 45% of the BAYERNOIL-Raffinerieverbund, 9,1% in the Hungarian petroleum company MOL, and a 25.1% stake in The Rompetrol Group, the largest private oil company in Romania.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Noga Villalón, London, Investors	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Simon Barker, London, Press	Tel. +44 (207) 367-5119; e-Mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January–September and Q3 2004** on November 11, 2004